SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

FINAL SYNTHETIC SUMMARY VOTING MAP

Matters on the Agenda of the Annual and Extraordinary General Meeting

held on April 19, 2022[1]

Description of the Resolution	Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
To examine, discuss and vote on the Company’s Financial Statements containing the Explanatory Notes, accompanied by the Independent Auditors’ Report and Opinion, the Fiscal Council’s Opinion and the Compliance and Audit Committee’s Report, pertaining to the fiscal year ended on December 31, 2021.	Approvals	443,106,737	-	60.6%	99.0%	-
	Rejections	6	-	0.0%	0.0%	-
	Abstentions	4,504,300	-	0.6%	1.0%	-

[1] This voting map does not contemplate matters that were not the subject of resolution by this Annual and Extraordinary Meeting, except in relation to issues 9, 10, 11, 19 and 20 of the Distance Voting Ballot of the Annual General Meeting regarding the request for separate election of the Board of Directors, pursuant to article 141, paragraph 4, items I and II, and paragraph 5 of the Brazilian Corporation Law (Issues 9, 10, 11 and 20), as well as on the appointment of candidates to the Board of Directors by shareholders holding preferred shares without voting rights or with restricted voting rights (Issue 19).

1

Description of the Resolution	Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
To examine, discuss and vote on the Management’s Report and respective Managers’ Accounts pertaining to the fiscal year ended on December 31, 2021	Approvals	443,106,737	-	60.6%	99.0%	-
	Rejections	6	-	0,0%	0,0%	-
	Abstentions	4,504,300	-	0.6%	1.0%	-
To resolve upon the Management Proposal for the Capital Budget for the 2022 fiscal year	Approvals	443,106,737	-	60.6%	99.0%	-
	Rejections	6	-	0,0%	0,0%	-
	Abstentions	4,504,300	-	0.6%	1.0%	-

2

Description of the Resolution	Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
To examine, discuss and vote on the Management Proposal for the allocation of the results of the fiscal year ended on December 31, 2021.	Approvals	443,106,737	-	60.6%	99.0%	-
	Rejections	6	-	0.0%	0.0%	-
	Abstentions	4,504,300	-	0.6%	1.0%	-

3

Description of the Resolution	Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
Issue 9 of the Remote Voting Ballots of the Annual Meeting[2]	Approvals	-	-	0.0%	0.0%	-
	Rejections	-	-	0.0%	0.0%	-
	Abstentions	-	-	0.0%	0.0%	-
[3]Issue 10 of the Remote Voting Ballots of the Annual Meeting	Approvals	-	66,534	0.0%	-	0.0%
	Rejections	-	8,058,093	1.1%	-	2.8%
	Abstentions	-	51,141,830	7.0%	-	18.1%
Issue 11 of the Remote Voting Ballots of the Annual Meeting[4]	Approvals	-	45.863.368	6.3%	-	16.2%
	Rejections	-	7,369,322	1.0%	-	2.6%
	Abstentions	-	52,379,804	7.2%	-	18.5%

[2] Impossible request, since the total number of common shares issued by the Company in circulation (disregarding, therefore, the shares linked to the Company's Shareholders' Agreement), does not reach the minimum quorum required for the installation of such separate voting.

[3] Request for a separate election was impaired, since, according to item 9.1.5.1 of these minutes, considering both requests of attending shareholders and those who requested the separate election via Remote Voting Ballot, the quorum required was not reached to call for separate voting. As the minimum percentage for installation was not reached, the Presiding Board, after considering the documentation received from the shareholders who sent it, waived the verification of the evidence necessary for the exercise of such right.

[4] Request for a separate election was impaired, since, according to item 9.1.5.1 of these minutes, considering both requests of attending shareholders and those who requested the separate election via Remote Voting Ballot, the quorum required was not reached to call for separate voting. As the minimum percentage for installation was not reached, the Presiding Board, after considering the documentation received from the shareholders who sent it, waived the verification of the evidence necessary for the exercise of such right.

4

Description of the Resolution		Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
			(ON)(1)	(PN)(2)
Issue 19 of the Remote Voting Ballots of the Annual Meeting[5]	LÍRIO ALBINO PARISOTTO (EFFECTIVE) / HELOÍSA BELOTTI BEDICKS (ALTERNATE)	Approvals	-	31,449,619	4.3%	-	11.1%
		Rejections	-	54,658,200	7.5%	-	19.3%
		Abstentions	-	1,560,320	0.2%	-	0.6%
[6]Issue 20 of the Remote Voting Ballots of the Annual Meeting		Approvals	4,503,700	84,675,836	12.2%	1.0%	29.9%
		Rejections	-	16,507,700	2.3%	-	5.8%
		Abstentions	-	4,428,956	0.6%	-	1.6%

[5] This item, related to the to the separate election of the effective and alternate candidates appointed, was deemed impaired, considering both requests of attending shareholders and those who requested the separate election via Remote Voting Ballot did not reach any of the quorums required for the installation of a separate election.

[6] This item was deemed impaired since, according to item 9.1.5.1 of these minutes, considering both requests of attending shareholders and those who requested the separate election via Remote Voting Ballot, the quorum required of such a separate vote was not reached to call for separate voting. As the minimum percentage for installation was not reached, the Presiding Board, after examining the documentation received from the shareholders who sent it, waived the need to verify the other evidence necessary for the exercise of such right.

5

Description of the Resolution	Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
Election of candidates to the Board of Directors (by single slate)

JOSÉ MAURO METTRAU CARNEIRO DA CUNHA (EFFECTIVE) / ANDRÉ AMARO DA SILVEIRA (ALTERNATE)

EDUARDO BACELLAR LEAL FERREIRA (EFFECTIVE) / RODRIGO TIRADENTES MONTECCHIARI (ALTERNATE)

JOSÉ LUIS BRINGEL VIDAL (EFFECTIVE) / DANIEL PEREIRA DE ALBUQUERQUE ENNES (ALTERNATE)

GESNER JOSÉ DE OLIVEIRA FILHO (EFFECTIVE)

JOÃO PINHEIRO NOGUEIRA BATISTA (EFFECTIVE)

ROBERTO LOPES PONTES SIMÕES (EFFECTIVE)

JULIANA SÁ VIEIRA BAIARDI (EFFECTIVE) / LAURA MANIERO GADELHO (ALTERNATE)

HECTOR NUÑEZ (EFFECTIVE) / GUILHERME SIMÕES DE ABREU (ALTERNATE)

ROBERTO FALDINI (EFFECTIVE)

CHARLES LENZI (EFFECTIVE) / MARCO ANTÔNIO ZACARIAS (ALTERNATE)

MARCELO KLUJSZA (EFFECTIVE) / LINEU FACHIN LEONARDO (ALTERNATE)

	Approvals	443,106,737	-	60.6%	99.0%	-
	Rejections	4,504,306	-	0.6%	1.0%	-
	Abstentions	-	-	0.0%	0.0%	-
To resolve on the election of the Chairman (Mr. José Mauro Mettrau Carneiro) and the Vice-Chairman (Mr. Eduardo Bacellar Leal Ferreira) of the Company's Board of Directors, pursuant to article 19 of the Company's Bylaws	Approvals	443,106,737	-	60.6%	99.0%	-
	Rejections	6	-	0.0%	0.0%	-
	Abstentions	4,504,300	-	0.6%	1.0%	-

6

Description of the Resolution		Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
			(ON)(1)	(PN)(2)
Election of candidates to the Fiscal Council (by separate election pursuant to Article 161, paragraph 4, item "a", of LSA)	MARCOS AURÉLIO PAMPLONA DA SILVA (EFFECTIVE) / FABRÍCIO SANTOS DEBORTOLI (ALTERNATE)	Approvals	-	114,235,530	15.6%	-	40.3%
		Rejections	-	39,456	0.0%	-	0.0%
		Abstentions	-	1,739,209	0.2%	-	0.6%

7

Description of the Resolution		Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
			(ON)(1)	(PN)(2)
Election of candidates to the Fiscal Council (by single slate)	CARLOS HENRIQUE VIEIRA CANDIDO DA SILVA (EFFECTIVE) / CRISTIANO GADELHA VIDAL CAMPELO (ALTERNATE) GILBERTO BRAGA (EFFECTIVE) / TATIANA MACEDO COSTA REGO TOURINHO (ALTERNATE) ISMAEL CAMPOS DE ABREU (EFFECTIVE) / IVAN SILVA DUARTE (ALTERNATE) MARCILIO JOSE RIBEIRO JUNIOR (EFFECTIVE) / ALEXIS KNEIP WARD (ALTERNATE)	Approvals	443,106,737	-	60.6%	99.0%	-
		Rejections	6	-	0.0%	0.0%	-
		Abstentions	-	-	0.0%	0.0%	-

8

Description of the Resolution	Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
To resolve on the annual and global remuneration of the Company's managers and members of the Fiscal Council for the fiscal year ending December 31, 2022, in the total amount of BRL 84,396,600.31, relating to the annual and global remuneration of the managers, and the amount of 1,115,100.00 BRL relating to the remuneration of the members of the Fiscal Council.	Approvals	443,106,737	-	60.6%	99.0%	-
	Rejections	6	-	0.0%	0.0%	-
	Abstentions	4,504,300	-	0.6%	1.0%	-
Resolve on the re-ratification of the annual and global compensation of the Company's managers for the fiscal year ended on December 31, 2021, which will increase from the total amount of 72,478,883.96 BRL to the total amount of 74,509,856.03 BRL.	Approvals	443,106,737	-	60.6%	99.0%	-
	Rejections	6	-	0.0%	0.0%	-
	Abstentions	4,504,300	-	0.6%	1.0%	-

9

Description of the Resolution	Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
Amendment to article 4, main section, of the Company’s Bylaws due to the voluntary conversion of the Company’s class “B” preferred shares, exercised by a shareholder	Approvals	443,106,743	-	60.6%	99.0%	-
	Rejections	6	-	0.0%	0.0%	-
	Abstentions	4,504,300	-	0.6%	1.0%	-
To resolve on the restatement of the Company’s Bylaws due to the amendment of article 4 of the Bylaws, previously resolved	Approvals	443,106,743	-	60.6%	99.0%	-
	Rejections	-	-	0.0%	0.0%	-
	Abstentions	4,504,300	-	0.6%	1.0%	-

(1) ON shares are common shares issued by the Company. It does not consider shares held in treasury.

(2) PN Shares are preferred shares of classes A and B issued by the Company, which have voting rights solely and exclusively to: (i) separate election of the Board of Directors, pursuant to article 141, paragraph 4, item II and paragraph 5 of the Brazilian Corporate Law; and (ii) separate election of the Fiscal Council pursuant to article 161, paragraph 4, "a" of the Brazilian Corporate Law. It does not consider shares held in treasury.

10

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.